CM

06006581

4/17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47779

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westbourne Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Colonial Place 2101 Wilson Boulevard
(No. and Street)

Arlington (City) Virginia (State) 22201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert & Holland, L.L.P
(Name – *if individual, state last, first, middle name*)

1934 Old Gallows Road (Address) Vienna, (City) Virginia (State) 22182 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Wilfred Goodwyn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westbourne Investments, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Wilfred Goodwyn
Signature

Chairman, CEO & CCO
Title

Vanette Aleesa Hanagan
Notary Public

VANETTE ALEESA HANAGAN NOTARY PUBLIC MY COMMISSION EXPIRES 12/31/08 COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Westbourne Investments, Inc.

We have audited the accompanying statements of financial condition of Westbourne Investments, Inc. as of December 31, 2005, and the related statements of earnings, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 2004 and for the year then ended, were audited by Soza Associates, P.C who merged with Cherry Bekaert & Holland, L.L.P as of August 1, 2005, and whose report dated January 17, 2005 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westbourne Investments, Inc. as of December 31, 2005, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Vienna, Virginia
February 24, 2006

WESTBOURNE INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005 and 2004

		2005	2004
ASSETS			
Cash and cash equivalents	$	100,145	80,835
Prepaid rent		3,764	0
Prepaid parking		0	210
Prepaid NASD fees		2,135	2,210
Prepaid insurance		6,975	8,269
Furniture, equipment and software, at cost, less accumulated depreciation and amortization of $25,681 in 2005 and $20,005 in 2004		14,149	6,851
Deposits		3,764	7,764
Deferred tax asset		1,300	500
Total assets	$	132,233	106,639
LIABILITIES AND STOCKHOLDERS' EQUITY			
Accounts payable,accrued payroll, and other accrued liabilities	$	19,938	16,618
Accrued income taxes payable		8,373	0
Rent deposit payable		0	1,473
Total liabilities		28,311	18,091
Stockholders' equity			
Common stock - authorized 1,000 shares of $.01 par value; issued and outstanding 79 shares		1	1
Additional contributed capital		42,499	42,499
Retained earnings prior		26,298	33,708
Retained earnings current		35,124	12,339
Total stockholders' equity		103,922	88,548
Total liabilities and stockholders' equity	$	132,233	106,639

The accompanying notes are an integral part of the financial statements

WESTBOURNE INVESTMENTS, INC.
STATEMENT OF EARNINGS
For the Years Ended
December 31, 2005 and 2004

		2005	2004
REVENUES			
Management fees	$	560,297	535,303
Commissions		10,042	14,923
Realized gain/loss on trading investments		9,670	
Interest and dividends		2,128	248
Total revenues		582,137	550,474
EXPENSES			
Employee compensation and benefits		413,780	420,628
Occupancy and related costs		40,689	34,329
Depreciation and amortization		5,676	3,138
General and administrative		73,480	73,627
Interest		38	12
Total expenses		533,663	531,734
Earnings before income taxes		48,474	18,740
Deferred tax benefit		800	1,200
Income tax benefit (expense)		(14,150)	(7,600)
Net earnings	$	35,124	12,340

WESTBOURNE INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended
December 31, 2005 and 2004

		2005	2004
Issued common shares	$	1	1
Additional contributed capital		42,499	42,499
Accummulated Earnings			
Balance at beginning of year		46,048	53,458
Net Income (loss) current period		35,124	12,339
Dividends paid		(19,750)	(19,750)
Balance at end of period		61,422	46,047
Total stockholders' equity	$	103,922	88,547

The accompanying notes are an integral part of the financial statements

WESTBOURNE INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Years Ended
December 31, 2005 and 2004

		2005	2004
Increase(decrease) in cash and cash equivalents			
Cash Flow from operating activities:			
Net earnings	$	35,124	12,339
Adjustments to reconcile net earnings to cash provided by operating activities			
Depreciation and amortization		5,676	3,138
Realized (gain)/loss on investments		(9,670)	
Deferred taxes		(800)	(1,200)
Change in assets and liabilities			
Expense advance increase			200
Prepaid rent		(3,764)	
Rent receivable			260
Prepaid insurance		1,294	7,829
Prepaid parking		210	(210)
Prepaid NASD fees		75	(790)
Deposits		700	
Accounts payable - trade		3,223	(178)
Accrued expenses		376	
Accrued expenses- J Hall-Tipping			(10,591)
Accrued payroll		(266)	(1,145)
Payroll taxes		(13)	(58)
Accrued income taxes		8,373	
Rent deposit payable		(1,473)	
Due to Westbourne Associates Inc.			13,967
Net cash provided by operating activities		39,064	23,562
Cash flow from investing activities			
Additions to equipment and software		(12,975)	(5,390)
Proceeds from sale of marketable securities		12,970	
Net cash used in investing activities		(4)	(5,390)
Cash flow from financing activities			
Dividends paid		(19,750)	(19,750)
Net cash used in financing activities		(19,750)	(19,750)
Net increase (decrease) in cash and cash equivalents		19,310	(1,578)
Cash at beginning of year		80,835	82,413
Cash at end of year	$	100,145	80,835

The accompanying notes are an integral
part of the financial statements

WESTBOURNE INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

1. Business

Westbourne Investments, Inc. (the "Company") is engaged primarily in investment management services and sales of variable annuity contracts. The majority of the accounts serviced are the individual portfolios and portfolios of retirement programs such as 401(k) plans. The Company is a registered broker-dealer and investment advisor. The company does not handle customers' funds or securities.

The Company is a majority owned subsidiary of Westbourne Associates Inc.

2. Basis of Accounting

Accounts are reported on the accrual basis of accounting in accordance with generally accepted accounting principles applied in the United States of America. Estimates are used in the preparation of financial statements. Actual results could differ from those estimates. Trading securities are recorded at market; unrealized gains or losses are included in the determination of net earnings. Realized gains or losses are reported in earnings based on the purchase price of the specific security sold. Management fees are reported as revenues when earned. Commissions from sales of annuity contracts are recorded as income when the Company is informed by the various issuers that the commissions are earned. Depreciation and amortization are provided in amounts sufficient to recover cost over estimated service lives of 2 to 7 years using the straight-line method. Certain charges to earnings and items of income differ as to timing from those reported for tax purposes. The tax effects of these differences are recorded as deferred income taxes. Current deferred income taxes result primarily from reporting taxable income on the cash basis of accounting giving rise to temporary differences between the financial statements and the tax return. The parent company filed consolidated income tax returns in 2002, 2003 and 2004 and the parent company intends to consolidate with the Company in its return for 2005. Net earnings equaled comprehensive income.

3. Property and Equipment

Property and Equipment is recorded at cost and consists of the following:

	2005	2004
Computer and equipment	$20,832	$16,008
Furniture	10,848	10,848
Software	8,150	0
	39,830	26,856
Less accumulated depreciation and amortization	25,681	20,005
	$14,149	$ 6,851

4. Retirement Plan

The Company sponsors a Simplified Employee Pension Plan (SEP) for the benefit of all employees. The Company makes discretionary contributions to the Plan. The Company has not made nor indicated a contribution for the years ended December 31, 2005 and 2004.

5. Commitments and Contingent Liabilities

The Company leases office space under an operating lease expiring in 2012 with two co-tenants. The Company remitted a cash security deposit in the amount of $3,764 for the office space lease. The current minimum base rent for the lease is $11,293 per month and the Company's share of the base rent is $3,764 per month. Rent expense for the years ended December 31, 2005 and 2004 totaled $47,742 and $54,412 respectively. The minimum rental commitments under the operating lease are as follows:

	Office Rental	Company's Share
2006	$ 135,520	$ 45,173
2007	139,247	46,416
2008	143,076	47,692
2009	147,011	49,004
2010	151,053	50,351
Thereafter	314,683	104,894
Total	$1,030,590	$ 343,530

6. Income Taxes

The income tax provision is as follows:

	2005	2004
Income taxes, including deferred	(13,350)	(6,400)
Total	$(13,350)	$(6,400)

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). The Company maintains net capital in excess of its required minimum and makes necessary changes as needed to correct any deficiencies to minimum net capital requirements.

The Company qualifies for exemption from SEC Rule 15c3-3 because it limits activity to the investment advisory business and sales and servicing of variable annuities contracts within the restrictions of NASD Reg. Sec. 240.15c3-1. The Company operates pursuant to SEC Rule 17 with respect to the preservation of records.

The Company adopted a resolution to retain FOCUS capital of not less than $60,000 nor more than $80,000 by unanimous consent of Directors on November 18, 2005.

8. Liabilities Subordinated to Claims of General Creditors

The Company has no liabilities subordinated to claims of general creditors at December 31, 2005 and 2004.

WESTBOURNE INVESTMENTS INC.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER — AS OF 12/31/2005

COMPUTATION OF NET CAPITAL

1 Total ownership equity from Statement of Financial Condition		103,922
2 Deduct ownership equity not allowed for Net Capital		
3 Total ownership equity qualified for Net Capital		103,922
4 Add		
A - Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
B - Other (deductions) ore allowable credits		
5 Total capital and allowable subordinated liabilities		103,922
6 Deductions and/or changes:		
A - Total nonallowable assets from Statement of Financial Condition	(32,087)	
B - Secured demand note deficiency		
C - Commodity futures contracts and spot commodities proprietary capital charges		
D - Other deductions and/or charges		(32,087)
7 Other additions and/or allowable credits (List)		
8 Net capital before haircuts on security positions		71,835
9 Haircuts on securities (computed where applicable pursuant to 15c3-1(f):		
A - Contractual securities commitments		
B - Subordinated securities borrowings		
C - Trading and investment securities:		
1 Exempted securities		
2 Debt securities		
3 Options		
4 Other securities - 2% of brokerage including money market	(592)	
D - Undue Concentration		
E - Other (List)		(592)
10 Net Capital		71,243

Equipment (net)	14,149
Prepaid expenses	12,874
Rent deposit	3,764
Deferred income taxes	1,300
Total	32,087
Schwab 3809	29,622
Total	29,622
2% of total brokerage	592

CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Westbourne Investments, Inc.

In planning and performing our audit of the financial statements of Westbourne Investments, Inc., (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and proceedings were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P

Vienna, Virginia
February 24, 2006